SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2016
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Annual General Meeting of Shareholders – June 15, 2016 – Report of Voting Results

Document 1

NEOVASC INC.
(the “Company”)

Annual General Meeting of Shareholders
June 15, 2016

REPORT OF VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	54,540,817
Total issued and outstanding Common Shares as at Record Date:	66,855,345
Percentage of issued and outstanding Common Shares represented:	81.58%

The following matters were approved by the shareholders of the Company:

1.	The number of directors to serve on the board was set at 6.

2.	Election of the following nominees as directors to serve until the next annual general meeting or until their successors are duly elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Alexei Marko	47,248,704	99.91%	41,555	0.09%
Paul Geyer	47,248,704	99.91%	41,555	0.09%
Dr. Jane Hsiao	42,119,905	89.07%	5,170,354	10.93%
Steven Rubin	42,119,905	89.07%	5,170,354	10.93%
Dr. William O’Neill	44,255,199	93.58%	3,035,060	6.42%
Doug Janzen	44,301,903	93.68%	2,988,356	6.32%

3.
Appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Company until the next annual meeting of the Company’s shareholders or until their successors are duly appointed, at a remuneration to be fixed by the Board of Directors.

No other non-routine business was transacted or voted upon at the Meeting.

Date: June 15, 2016.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	June 16, 2016	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer